Exhibit 4.2

DATED 10 January 2013

THE SHAREHOLDERS OF AGENDIA N.V.

and

AGENDIA N.V.

AMENDED AND RESTATED SHAREHOLDERS’ AGREEMENT

REGARDING

AGENDIA N.V.

Exhibits

1.	Deed of Adherence

2.	Decision Making

3.	Heads of Agreement and SFN Side Letter dated 12 August 2003 as amended by the Deed of Issue dated 28 August 2009

4.	Capitalisation Table

SHAREHOLDERS’ AGREEMENT

THIS AMENDED AND RESTATED SHAREHOLDERS’ AGREEMENT is made as of 10 January 2013 BY:

(1)

GILDE EUROPE FOOD & AGRIBUSINESS FUND B.V., a private limited liability company incorporated and existing under the laws of The Netherlands, having its registered office at Utrecht and its principal place of business at Newtonlaan 91, 3584 BP Utrecht, The Netherlands and registered at the commercial register at Utrecht with registration number 30153093 (“GILDE”);

(2)

THE GLOBAL LIFE SCIENCE VENTURES FONDS II GMBH & CO KG, represented by its general partner THE GLOBAL LIFE SCIENCE VENTURES GMBH, a company with limited liability (Gesellschaft mit beschrankter Haftung), incorporated and existing under the laws of Germany, having its registered office at Von-der-Tann Strasse 3, D-80539, Munich, Germany (“GLSV KG”); and

(3)

THE GLOBAL LIFE SCIENCE VENTURES FUND II LIMITED PARTNERSHIP, represented by its general partner GLOBAL LIFE SCIENCE VENTURES (GP) LIMITED, a company with limited liability, incorporated and existing under the laws of Guernsey, having its registered office at 1 Royal Plaza, Royal Avenue, St. Peter Port, Guernsey, GY1 2HL (“GLSV LP”);

(GLSV KG and GLSV LP hereinafter jointly referred to as “GLSV”), and

(4)

MATIGNON DEVELOPPEMENT 1, a “Societe par Actions Simplifiee” organized under the laws of France with its corporate seat in Paris, France, and its principle place of business at 20, Place Vendome, 75001 Paris, France (“Matignon”); and

(5)

FCPR AXA VENTURE FUND IV, represented by its management company AXA INVESTMENT MANAGERS PRIVATE EQUITY EUROPE, a French societe anonyme with management and supervisory board, with a share capital of €269,447, having its registered office at 20, Place Vendome, 75001 Paris, France, registered at the commercial register under 403 201 882 RCS Paris (“FCPR AXA”):

(MATIGNON and FCPR AXA hereinafter jointly referred to as “AXA”), and

(6)

VAN HERK BIOTECH B.V., a private company with limited liability, incorporated and existing under the laws of The Netherlands, having its registered office at Rotterdam and its principal place of business at Lichtenauerlaan 32, 3062 ME Rotterdam. The Netherlands and registered at the commercial register at Rotterdam with registration number 24383361 (“Van Herk”);

(7)

GENDI B.V., a private company with limited liability, incorporated and existing under the laws of The Netherlands, having its registered office at Amsterdam and its principal place of business at Bijlmerplein 888, Location D.02.041, 1102MG Amsterdam, The Netherlands (“lNG”);

(8)

VLUGTINVEST B.V., a private company with limited liability, incorporated under the laws of The Netherlands, having its registered office at Laren and its principal place of business at Naarderstraat 50, 1251BD Laren, The Netherlands (“Vlugtinvest”):

(9)	P.H.C.J. VAN DOORNE, born in Geldrop, The Netherlands on 13 March 1965 and residing at Herdersweg 22, 1251 ER Laren, The Netherlands (“Van Doorne”);

(10)	B.H.R. HILTERMANN, born in Best, The Netherlands on 8 October 1947 and residing at Diepsmeerweg 32, 1749 AZ Warmenhuizen, The Netherlands (“Hiltermann”);

(11)	C.M.G. Huijskes-van Doorne, born at Geldrop on the twenty-first day of December nineteen hundred and sixty-six and residing at Joelaan 1, 1217 GG Hilversum, The Netherlands (“Huijskes-van Doorne”);

(12)

DEBIOINNOVATION S.A., a limited liability company incorporated and existing under the laws of Switzerland, having its registered office at 123, chemin de 1a Glâne, 1677 Prez-vers-Siviriez, Switzerland (“Debioinnovation”);

(13)

NORGINE B.V., a private company with limited liability incorporated and existing under the laws of The Netherlands, having its registered office at Hogehilweg 7, 1101 CA, Amsterdam ZO, The Netherlands (“Norgine”);

(14)	DRAM N.V., a limited liability company incorporated and existing under the laws of Belgium, having its registered office at A. Vaucampslaan 42, 1654 Huizingen, Belgium (“Korys”);

(15)

STICHTING VOGELGEZANG, a foundation (Stichting) incorporated and existing under the laws of The Netherlands, having its registered office at Eisenhowerlaan 124, 2517 KM The Hague, The Netherlands (“Vogelgezang”);

(16)

HARTWIG HOUDSTERMAATSCHAPPIJ B.V., a private company with limited liability, incorporated under the laws of The Netherlands, having its registered office at Strawinskylaan 377, 1077 XX Amsterdam, The Netherlands (“Hartwig”);

(17)	C. GODDARD, born in Reading, United States of America on 28 May 1959 and residing at 30 Allenby Drive, Northport, New York 11768, United States of America (“Goddard”);

(18)	PIETRO SCALFARO, born in Cortale, Italy on 13 May 1964 and residing at C.P. 21, Rue du Temple 14, CH-1096 Cully, Switzerland (“Scalfaro”);

(19)	HENK BRULLEMAN, born in Amsterdam, The Netherlands on 28 November 1962 and residing at Hoge Weidelaan 20, 2275 TL Voorburg, The Netherlands (“Brulleman”);

(Gilde, GLSV, AXA, Van Herk, lNG, Vlugtinvest, Van Doorne, Hiltermann, Huijskes-van Doorne, Debioinnovation, Norgine, Korys, Vogelgezang, Hartwig, Goddard. Scalfaro and Brulleman hereinafter individually referred to as “Investor” and jointly referred to as the “Investors”)

AND

{20)

STICHTING FONDSEN NEDERLANDS KANKERINSTITUUT, a foundation, incorporated and existing under the laws of The Netherlands, having its registered office at Amsterdam, and its principal place of business at Plesmanlaan 121, 1066 ex Amsterdam, The Netherlands and registered at the commercial register at Amsterdam with registration number 41208629 (“SFN”);

(21)	KURT SCHMIDT, born in Ohio, the United States of America on 17 March 1961 and residing at Brouwersgracht 232c, 1013 HE Amsterdam, The Netherlands (“Schmidt”);

AND

(22)

R. Bernards Holding B.V., a private company with limited liability, incorporated and existing under the laws of The Netherlands, having its registered office at Abcoude and its principal place of business at Koningsvaren 37, 1391 AD Abcoude, The Netherlands and registered at the commercial register at Utrecht with registration number 30186044 (“Bernards Holding”):

(23)

Dr. Sixt Holding B.V., a private company with limited liability, incorporated and existing under the laws of The Netherlands, having its registered office at Amsterdam and its principal place of business at Weissenbruchstraat 115a, 2596 GP ‘s-Gravenhage, The Netherlands and registered at the commercial register at Amsterdam with registration number 34185388 (“Sixt Holding”);

(24)

L. Van’t Veer Holding B.V., a private company with limited liability, incorporated and existing under the laws of The Netherlands, having its registered office at Amsterdam and its principal place of business at Brouwersgracht 192 G, 1013 HC Amsterdam, The Netherlands and registered at the commercial register at Amsterdam with registration number 34185127 (“Van’t Veer Holding”);

(Bernards Holding, Sixt Holding and Van ‘t Veer Holding hereinafter individually referred to as “Founder” and jointly referred to as the “Founders”)

AND

(25)

Agendia N.V., a limited liability company, incorporated and existing under the laws of The Netherlands, having its registered office at Amsterdam and its principal place of business at Science Park 406, 1098 XH Amsterdam, The Netherlands and registered at the commercial register at Amsterdam with registration number 34185452 (the “Company”).

(The Investors, SFN, Schmidt, the Founders and the Company hereinafter individually referred to as “Party” and jointly referred to as the “Parties”.)

WHEREAS:

(A)	The Parties have entered into that certain shareholders’ agreement, dated as of 28 August 2009 and amended and restated as of 31 October 2010 (the “Original Shareholders’ Agreement”);

(B)

This Shareholders’ Agreement represents and evidences an amendment to and the restatement, renewal and replacement of the Original Shareholders’ Agreement, between the Parties and any amendments thereto or thereof;

(C)	The Parties have entered into this Shareholders’ Agreement for the purpose of regulating their relationship with each other and certain aspects of the affairs of, and their dealing with the Company,

NOW IT IS HEREBY AGREED AS FOLLOWS:

1.	DEFINITIONS

1.1	In this Shareholders’ Agreement the following words and expressions shall have the following meanings:

“Affiliate”	Means any legal entity in which any of the Parties or the Company, as the case may be, owns, directly or indirectly, more than fifty percent (50%) of the voting share capital or voting rights or the like;

“Annual Accounts”	The (consolidated) annual accounts of the Company prepared each year by the Board of Management in accordance with the provisions of Book 2, title 9, of the Dutch Civil Code and on a consistent basis subject to generally accepted accounting principles (GAAP) in The Netherlands;

“Annual Budget”	Has the meaning ascribed thereto in Article 5.1.1;

“Articles of Association”	Means the Articles of Association of the Company as they read as of 10 November 2011 as amended from time to time;

“Authorised Transferee”	Means a company under the (common) Control of an Investor, a company directly or indirectly Controlling such Investor or the management company of such Investor (the “Parent”) a company under the Control of the Parent or sister or affiliated entity within the same group of the Investor or, any investment fund or similar entity managed by the same general partner or manager as such Investor or by another general partner or manager within the same group as such an Investor or its general partner;

“Bernards”	Means Rene Bernards, born in Bussum on 4 January 1953;

“Board of Management”	Means the board of managing directors (bestuur’) of the Company;

“Business Day”	Means any day that is not a Saturday, Sunday or official public holiday in The Netherlands and on which banks in The Netherlands are open for the transaction of business;

“Buyer”	Has the meaning ascribed to it in Article 8.3;

“Company”	Means Agendia N.V.;

“Competing Business”	Has the meaning ascribed to it in Article 10.2.1;

“Confidential Information”	Means all information which is used in or otherwise relates to the Company’s know-how, technology, medical, business, customers or financial or other affairs including, without limitation, information relating to:

(a)   the marketing of goods or services including, without limitation, customer names and lists and other details of customers, sale targets, sale statistics, market share statistics, prices, market research reports and surveys, and advertising or other promotional materials; or

(b) future projects, business development or planning, commercial relationships and negotiations; and

(c)   all technical and medical information (including that comprised in formulae; techniques, designs, specifications, drawings, components lists, manuals, instructions and catalogues) relating to the business of the Company;

“Control”	Means the power of a company, directly or indirectly (i) to exercise more than fifty percent (50%) of the voting rights at a shareholders meeting of a company or (ii) to appoint or dismiss more than fifty percent (50%) of the directors or the board of management of a company or (iii) to direct the management of the company through the exercise of majority votes at meetings of the board of management of such company;

“Deed of Adherence”	Means a document, substantially in form as attached hereto as Exhibit I whereby an authorised transferee of one of the Parties agrees to be bound to the terms of this Shareholders’ Agreement;

“Departure Date”	Has the meaning given to it in Article 10.2;

“Encumbrance”	Means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, right of usufruct (vruchtgebruik), third-party right or interest, or other encumbrance or security interest of any kind, or another type of preferential arrangement (including a title transfer or retention arrangement) having similar effect;

“ESOP”	Any Employee Stock Ownership Plan or similar employee benefit plan of the Company:

“General Meeting of Shareholders”	Means the general meeting of all Shareholders of the Company;

“Heads of Agreement”	Means the heads of agreement between the Company and SFN and the side letter dated 12 August 2003, as amended, attached in Exhibit 3

“Intellectual Property Rights”	Means any and all Intellectual Property which either in whole or in part, is (i) registered, deposited, filed or applied for in the name of, or (ii) owned or acquired by or otherwise the property of the Company (either alone or jointly with others) or (iii) used or required to be used by the Company or an Affiliate, if any;

“Intellectual Property”	Means any and all intellectual property rights in any country or jurisdiction, including but not limited to any patents, utility models, lay-out designs (topographies) of integrated circuits, trade secrets, know-how, industrial designs, copyrights, neighbouring rights, database rights or other rights in compilations of data, trademarks, trade names, internet domain names, plant variety rights and any and all rights of a similar nature, either (i) now unknown, not contemplated or unforeseen, (ii) having a statutory basis or existing under equity, common law or otherwise, or (iii) whether registered, deposited, filed or not, and including (a) any and all rights in connection with applications for or rights to apply for or acquire any and all of such rights, and (b) any and all privileges, ancillary rights and goodwill in connection with any such rights;

“Investors”	Means Gilde, GLSV, AXA, Van Herk, ING, Vlugtinvest, Van Doome, Hitlermann, Huijskes-van Doome, Debioinnovation, Norgine, Korys, Vogelgezang, Hartwig, Goddard, Scalfaro and Brulleman, including any successor that is an Authorised Transferee;

“IPO”	Means an initial public offering of any Common Shares of the Company on a recognized stock exchange;

“Listing”	The listing on an internationally recognised stock exchange of any shares in the Company;

Agreement”	Has the meaning given to it in the recitals under (A);

“Parties”	Has the meaning given to it in the heading of this Shareholders’ Agreement;

“Qualified Majority of the Investors”	Means a majority of sixty percent (60%) of the Shares held by Investors;

“Sale”	Means a sale of more than fifty percent (50%) of the then outstanding shares or a sale (including without limitation a merger, exchange, consolidation, demerger or the like) by the Company of any business or other assets comprising substantially all of the Company’s businesses or assets;

“Selling Shareholder”	Has the meaning given to it in .Article 8.3;

“Shareholders’ Agreement”	Means this amended and restated shareholders’ agreement including the Recitals and all Schedules thereto;

“Shareholders”	Means any holder of shares m the capital of the Company of whatever class;

“Shares”	Means any and all shares from time to time outstanding in the share capital of the Company;

“Supervisory Board”	Means the board of supervisory directors (road van commissarissen) of the Company from time to time;

“Supervisory Director”	Means a member of the Supervisory Board (commissaris);

“Van’t Veer”	Means Laura Johanna van’t Veer, born in Amsterdam on 2 March 1957.

1.2  The recitals and schedules from an integral part of this Shareholders’ Agreement, and a reference to a Recital, Schedule or Article means a recital, schedule or article of this Shareholders’ Agreement.

1.3  The Parties agree that if there is a conflict between any provision of this Shareholders’ Agreement and any provision of the Articles of Association, they shall observe the provisions of this Shareholders’ Agreement to the effect that

1.3.1  if the Articles of Association prescribe the observance of requirements that are less stringent than the corresponding requirements set out in this Shareholders’ Agreement, the Parties shall also observe the latter requirements; and

1.3.2  if the Articles of Association prescribe the observance of requirements that are more stringent than the corresponding requirements set out in this Shareholders’ Agreement, upon the requirements of this Shareholders’ Agreement having been satisfied the Parties shall without discretion co-operate in ensuring that the requirements of the Articles of Association are also satisfied without delay;

1.3.3  if this Agreement contains provisions that are more extensive, specific or detailed than the corresponding provisions of the Articles of Association, the Shareholders shall exercise all voting and other rights and powers available to them so as to give effect to the provisions of this Agreement where required after compliance with the relevant provisions of the Articles of Association and shall further, in the event of a conflict between this Agreement and the Articles of Association, procure to the extent permitted by the laws of The Netherlands any amendment to the Articles of Association required to bring them in line with the Agreement.

2. SUPERVISORY BOARD

2.1  The Company shall have a Supervisory Board consisting of such a number of members as determined by the General Meeting of Shareholders. The Supervisory Board shall consist of at least five members. The Shareholders agree that they shall exercise their voting rights to ensure that the Supervisory Board shall at all times consist of:

2.1.1 one member, who shall be appointed on the basis of a binding nomination submitted by Gilde;

2.1.2 one member, who shall be appointed on the basis of a binding nomination submitted by Van Herk Biotech B.V.;

2.1.3 one member, who shall be independent from each of the Investors, SFN and the Founders, who shall be appointed on the basis of a binding nomination submitted by Van Herk Biotech B.V.;

2.1.4 one member, who shall be appointed on the basis of a binding nomination submitted by SFN;

2.1.5  one member, who shall be appointed on the basis of a binding nomination submitted by ING. In case ING nominates Mr Hessel Lindenbergh, Mr Lindeobergh will act as Chairman of the Supervisory Board, always provided that the Supervisory Board may decide at any time that another person shall act as Chairman of the Supervisory Board;

2.1.6	one member, who shall be appointed on the basis of a binding nomination submitted by Debioinnovation; and

2.1.7	one member, who shall be appointed on the basis of a binding nomination submitted by Korys.

2.2

In case Mr Lindenbergh ceases to be Chairman of the Supervisory Board, the General Meeting of Shareholders shall either (i) resolve that the Supervisory Board shall appoint a new Chairman of the Supervisory Board from among its members 2! (ii) appoint one new member of the Supervisory Board which member will serve as the Chairman of the Supervisory Board, always provided that any appointee pursuant to (i) or (ii) must be independent from each of the Investors, SFN and the Founders. For the avoidance of doubt, any nominee pursuant to Article 2.1 shall not be considered independent.

2.3

With respect to such appointments, the Shareholders shall vote their shares in favour of the appointment of the first person appearing on the relevant nomination. The Parties entitled to make a nomination in terms of Article 2.1 shall consult in good faith with the others before making any nomination, but for the avoidance of doubt shall ultimately be free to nominate any person they deem fit for the position.

2.4

Neither any member of the Supervisory Board nor any of the persons holding any of the observers seats on behalf of GLSV, AXA, Vlugtinvest and/or Gendi (as described in Article 2.7) may hold a position in any corporate body of a (legal), entity which directly competes with the business of the Company, as described in the Business Plan. The Parties shall procure that each member of the Supervisory Board signs a confidentiality agreement substantially in the form as set out in Article 12.1.

2.5	The Supervisory Board shall, unless agreed otherwise in this Shareholders’ Agreement, adopt resolutions with an absolute majority of the votes casts.

2.6

The Supervisory Board shall meet at least six times per year. Each Supervisory Director may call a meeting of the Supervisory Board as and when he deems necessary, upon at least five (5) Business Days notice. The Supervisory Board may adopt resolutions without convening a meeting (in writing or by telephone) provided that all members have been consulted and none of them has objected to this matter of decision-making.

2.7

Parties agree that as long as each of AXA, GLSV, Vlugtinvest and Gendi hold more than a half percent (0.5%) of the Shares, they shall each have an ‘observer seat’ in the Supervisory Board allowing them to attend in meetings of the Supervisory Board without having the right to participate in the discussions in these meetings or exercise any votes in the Supervisory Board. Each such observer shall receive any invitations including the agenda to the meetings of the Supervisory Board and subcommittees thereof as well as all information and documents sent to the members of the Supervisory Board as if it was a member of the Supervisory Board. If the Chairman of the Supervisory Board requests the observers to leave the meeting of the Supervisory Board for a specific item to be discussed among the members of the Supervisory Board themselves and which request is carried by a majority of the Supervisory Board members, than the observers shall leave the meeting without hesitation. To accommodate the observers, the Company shall organize a minimum of four (4) information meetings with the Investors, which will precede the meetings of the Supervisory Board of that day.

2.8

The Shareholders shall vote in favour of the dismissal or suspension of a Supervisory Director appointed in accordance with Article 2.1 and Article 2.2 only if and when such dismissal or suspension is requested by the Party at whose nomination such Supervisory Director has been appointed.

2.9	Only independent representatives on the Supervisory Board shall be adequately compensated, to be agreed by the Shareholders holding majority of the Shares.

2.10

Any Supervisory Director and any board observer may disclose any information relating to the Company that he obtains or receives in his capacity as Supervisory Director or board observer to the Investor that appointed him, provided that each Supervisory Director and each board observer will observe his fiduciary duties towards the Company, to the extent applicable.

3.	BOARD OF MANAGEMENT

3.1

The Supervisory Board, by a resolution requiring an absolute majority of the votes cast in a meeting in which all of the members of the Supervisory Board are present or represented shall have the right to make binding proposals to the General Meeting of Shareholders with respect to shareholders decisions regarding the appointment, suspension and dismissal of members of the Board of Management.

The General Meeting shall adopt the necessary resolutions following a proposal of the Supervisory Board within the meaning of Article 3.1.

3.2

The Supervisory Board, by a resolution requiring an absolute majority of the votes cast in a meeting in which all of the members of the Supervisory Board are present or represented, shall have the right to make binding proposals to the General Meeting of Shareholders with respect to shareholders decisions regarding the remuneration or changes in the remuneration of the members of the Board of Management or any other conditions of employment agreements with the respective members of the Board of Management.

The General Meeting shall adopt the necessary resolutions following a proposal of the Supervisory Board within the meaning of Article 3.2.

3.3

The Company shall have a Board of Management responsible for the day-to-day operations of the Company. The Board of Management shall subject to Article 3.1 be appointed by the General Meeting of Shareholders and shall consist of a minimum of one and a maximum of five managing directors. The Board of Management or any two managing directors, acting jointly, shall be authorised to represent the Company.

3.4

In case the General Meeting of Shareholders cannot reach the majority prescribed by Part A of Exhibit 2 or in case of a deadlock in the Supervisory Board on matters and/or decisions of the Board of Management which are subject to their prior approval in accordance with Article 4, the Board of Management shall continue the Company’s business in its ordinary course until such time, but refrain from the matter that needs prior approval, as the relevant matter is resolved and/or prior approval has been obtained. It being understood that if the matter at hand cannot be solved within 1 month it will be referred forthwith to an independent third party for binding advise to be rendered within 1 month after the referral was made.

3.5

Prior to any resolution of the Supervisory Board, the Board of Management shall be heard and given the opportunity to present its views in connection with that resolution in a meeting with the Supervisory Board. Together with the invitation, the Board of Management shall be provided with all information necessary to prepare adequately for the meeting with the Supervisory Board.

4.	DECISION-MAKING

4.1	The Parties shall exercise all voting rights and other powers of control available to them in relation to the Company (whether as shareholder, director or otherwise) to procure that the Company shall:

4.1.1	refrain from taking any of the actions listed in Part A of Exhibit 2 without the prior approval of at least 2/3 (two thirds) of the votes cast at a General Meeting of Shareholders; and

4.1.2	refrain from taking any of the actions listed in Part B of Exhibit 2 without the prior approval of the Supervisory Board.

5.	FINANCIAL INFORMATION AND ACCOUNTING AND CAPITALISATION TABLE

5.1	As long as any of the Investors is a Shareholder, the Company shall supply each of the Investors, and to the extent requested, each of the other Shareholders, with the following information:

5.1.1

not later than one month before the start of each financial year of the Company, an annual budget, split in monthly and/or quarterly, for the Company for that financial year, including cash flow forecast and detailed notes (the “Annual Budget”);

5.1.2	as soon as practicable (and in any event within six months after the end of each financial year), the audited (consolidated) accounts of the Company for that year;

5.1.3

as soon as practicable (and in any event within ten (10) Business Days after the end of each month or quarter), the monthly and quarterly unaudited management accounts which shall consist of a balance sheet, profit and loss account, a comparison with budget, cash flow statement, cash flow forecast for the following six months and management commentary for the Company, all on the basis of accounting principles and policies approved by the Supervisory Board, consistently applied, as well as a brief description of all major pending management issues concerning the Company. The monthly management report will include commercial and operational information the substance and form to be agreed upon by the Board of Management and the Supervisory Board; and

5.1.4	such other financial or management information as any Investor may from time to time reasonably request.

5.2

The Company shall use its best endeavours to ensure that the Investors shall at all times be able to meet such management and personnel of the Company as may reasonably be designated by them. upon reasonable notice to the Company, for the purpose of consulting with management, obtaining information regarding the business and prospects of the Company.

5.3

Each of the Shareholders shall procure that the Company be managed and the Board of Management shall manage the Company in accordance with the provisions of the Annual Budget as approved from time to time in accordance with this Shareholders’ Agreement and that the Company keep true and accurate accounts and records in accordance with the accounting principals approved from time to time by the Supervisory Board and in accordance with all applicable law.

5.4

The Company shall permit each shareholder holding more than one percent (1%) of the Shares and such persons as it may designate, subject to the Company’s reasonable approval and the execution of a confidentiality agreement acceptable to the Company, at such shareholders’ expense, upon not less than three (3) Business Days prior notice to the Company to visit, during normal business hours and without disruption to the Company’s business, any of the properties of the Company, examine their books (and take copies and extracts thereof), discuss the affairs, finances and accounts of the Company with their officers and employees, and consult with the management of the Company as to their affairs, finances and accounts, all at reasonable times and upon reasonable notice and obtaining information as if it was a member of the Supervisory Board. The information rights in this section shall also apply to Affiliates and Authorised Transferees of the Company, if any.

5.5	Exhibit 4 contains the Capitalisation Table reflecting the shareholding of the Shareholders in the Company as of the date of this Agreement.

6.	LISTING OR SALE

6.1

If a Qualified Majority of the Investors expresses in writing to be in favour of a Listing or Sale, the Company shall use its best endeavours to ensure that all reasonable steps are taken as are required to affect such Listing or achieve such Sale.

6.2

In the event of a Listing, or if so requested by any Investor that has supported the request referred to in Article 6.1, the Founders, Bernards and Van ‘t Veer and each of the members of the Board of Management shall comply with any reasonable lock-up requirements imposed by the underwriters. Sixt Holding shall comply with the same lock-up requirements as imposed by the underwriters on the Investors.

6.3	The Investors will have the right to sell shares (upon conversion) on a pro rata basis with the other Shareholders as part of a Listing.

6.4	The Parties agree that in the event of a Listing or Sale:

6.4.1	the Investors shall not give any warranties and/or indemnities save for a warranty as to the validity of their title to their shares; and

6.4.2	ING Bank N.V. shall be appointed as joint bookrunner for the Listing at conditions in accordance with prevailing market practice.

7.	WAIVER ANTI DILUTION PROTECTION

7.1

SFN hereby explicitly waives its anti dilution protections rights as provided under the Heads of Agreement and the Side Letter with the Company dated 12 August 2003, as amended, attached in Exhibit 3 and the other Parties accept such waiver.

8.	TRANSFERS OF SHARES

Free Transfers

8.1

None of the Founders shall be permitted to transfer, encumber or otherwise dispose of any of their Shares, unless explicitly approved by a Qualified Majority of the Investors and unless the transferee executes a Deed of Adherence. The Investors and SFN are permitted to transfer, or to agree to transfer, their Shares only to an Authorised Transferee or if expressly permitted pursuant to this Shareholders’ Agreement and/or the Articles of Association and subject to the condition that such transferee executes a Deed of Adherence. It being understood that the Shares originally held by SFN shall remain within the ultimate Control of NKI following such transfer to an Authorised Transferee.

8.2

Despite anything to the contrary, any Investor may at any time transfer any of the Shares held by it to another Investor or a wholly owned subsidiary of one of the Investors (which for the purposes of this Article 8 shall include any and all investment funds advised by any of the Investors). Despite anything to the contrary, SFN may at any time transfer any of its Shares held by it to a wholly owned subsidiary. It being understood that the Shares originally held by SFN shall remain within the ultimate Control of NKl following such transfer. Each Shareholder hereby agrees to vote in favour of any such transfer and to waive its right of first refusal set out in the Articles of Association with respect thereto. The transferor must procure that the transferee executes a Deed of Adherence.

Tag Along

8.3

A Shareholder (the “Selling Shareholder”) may transfer or agree to transfer all or part of the Shares held by it to any third party (a “Buyer”) if each of the following conditions has been satisfied (or specifically waived in writing by all Shareholders):

8.3.1	arrangements must have been made with the Buyer to the effect that:

(a)	the Buyer is willing also to purchase, at the same price per share and on the same conditions, the Shares from the Investors, that an Investor wishes to sell; or

(b)

all Investors are offered, on equal conditions, to participate as vendors in the sale of the total number of Shares to be transferred to the Buyer pro rata to the number of Shares held by each of them.

For the avoidance of doubt, in case the Selling Shareholders is a Founder, this article 8.3 applies only if article 8.1 has been complied with.

8.4	Article 8.3 does not apply to any transfer by a Selling Shareholder to an Affiliate or Authorised Transferee.

8.5

The Parties agree that if the Selling Shareholder has received a bona fide offer from a Buyer to acquire some or all of the Shares held by it, and the Selling Shareholder is willing to accept such offer and, in contemplation of doing so offers the Shares concerned for sale to the other holders of Shares in accordance with the transfer restrictions (contained) in the Articles of Association, the price and other terms offered by the Buyer shall be considered to represent the fair market value (vrije marktwaarde) at that time of the Shares, and, subject to the transfer restrictions (contained) in the Articles of Association, the other Shareholders shall then have the choice between:

8.5.1	purchasing those Shares concerned from the Selling Shareholder themselves at such price and terms; or

8.5.2	confirming in writing that they do not intend to accept the offer in respect of those Shares pursuant to Article 8.5.

8.6

In the event that any of the Investors is in the process of liquidation or opts for a “pre-liquidation” (in French ‘pre-liquidation’) and wants to transfer its shares to a third party, each of the other Investors shall waive its tag along rights (as described above) by giving its prior written waiver within fifteen (15) days as from the date of request of the selling Investor, which waiver shall not be withheld unless the other Investors justify that the said third party is an industrialist active in the health care sector, or a venture capital company directly funded at more than fifty per cent (50%) by such industrialist. The silence of the Investors during these fifteen (15) days period shall be considered an implicit waiver of their tag along rights.

8.7

No Shareholder shall in any event be permitted to transfer its Shares to a Buyer or such party as described in Article 8.6 unless the Buyer or such party as described in Article 8.6 has executed a Deed of Adherence.

Drag Along

8.8

In the event that a bona fide at arms’ length offer is made by a third party to purchase all or part of the Shares outstanding as per such moment, which offer has been accepted by a Qualified Majority of the Investors, all holders of Shares shall be obliged to offer their Shares on the same terms and conditions of such offer. The Shareholders shall procure that the drag along obligation shall be included in the Articles of Association.

9.	REGISTRATION RIGHTS

The Investors shall have customary US registration rights in the event of a listing of (or part of) the Company’s Shares in the United States of America, including (i) one demand registration at the request of the Investors representing at least two-thirds of the Shares outstanding, (ii) customary piggy-back rights. The Company will pay all expenses in connection with offerings in which registration rights are exercised.

10.	RESTRICTIVE COVENANTS

10.1

Each of the Founders, Sixt, Bernards and Van ‘t Veer covenants and undertakes towards the Company (and in the event that the Company decides not to enforce this right, each of the Shareholders shall be entitled to so) that he/she will not at any time disclose or use for any purpose any information of a confidential nature concerning the Company or its business, customers, financial or other affairs, and shall make every effort to prevent the use or disclosure of such confidential information, in either case except:

10.1.1	to the extent required by law or any competent authority, after consultation with the Investors (to the extent reasonably possible in the circumstances); or

10.12	to the extent that such information is at the date of this Shareholders’ Agreement or hereafter becomes public knowledge otherwise than through improper disclosure by any person.

10.2

Each of the Founders and Sixt, Bernards and Van ‘t Veer covenants and undertakes towards the Company (and in the event that the Company decides not to enforce this right, each of the Shareholders shall be entitled to so) that he/she will not without the prior written consent of the Supervisory Board (which it may withhold in its sole discretion without it being required to explain its approach), at any time during his/her employment by the Company or the time he/she provides services to the Company and before the expiry of one year from the date of ceasing to be a managing director, director or employee of the Company (the “Departure Date”), either alone or jointly with others, or as employee, adviser, manager, consultant or agent of any person or entity, directly or indirectly, do any of the following:

10.2.1

within the European Union, North America or any other geographical area in which the Company conducts is business at that time, directly or indirectly incorporate, establish or engage in any business in any way competing with the business conducted by the Company at that time (the “Competing Business”);

10.2.2	acquire or hold an interest in any company or business which is itself or through any company or business directly or indirectly controlled by it engaged in any Competing Business;

10.2.3	participate in a joint-venture or other co-operative arrangement aimed at generating Competing Business; or

10.2.4

directly or indirectly carry on a business either alone or jointly with or as manager, adviser, consultant, agent or employee of any person, whether or not the business is similar to any business of the Company, under a name including the word “AGENDIA” or other distinctive words that shall be used in the name of the Company at that time or any name likely to be confused with a name used by the Company at the Departure Date; or

10.2.5	employ or solicit the employment of any person who is, or has at any time during the two years proceeding the Departure Date been, an employee of the Company.

10.3

Each of the restraints in Article 10.2 shall be severable such that if any restraint is in whole or in part unenforceable for any reason, the remaining restraints shall continue to be valid, binding and enforceable.

10.4	Parties agree that Bernards’ and Van ‘t Veer’s employment by NKI does not conflict with the restrictions set out in Article 10.2.

10.5

Notwithstanding the Articles of Association and unless agreed otherwise in this Shareholders’ Agreement, each of the Founders, Sixt, Bernards and Van ‘t Veer shall not at any time pledge or transfer any of their Shares or any shares in any of the Founders without the prior written consent of a Qualified Majority of the Investors.

10.6

If a Party fails to comply with this Article 10, such Party shall without any demand or other prior notice, owe to the Company a penalty of two hundred fifty thousand Euro (€250,000) per such failure and twenty five thousand Euro (€25,000) per day such failure continues. The Company shall be entitled to the penalties without prejudice to its rights, including the right to demand damages in addition to such penalties.

11.	COVENANTS

11.1

In the event that the Company is seeking for a loan agreement with a third party, the Company, at its sole discretion, may first allow each of the Investors to review such loan agreement and to make an offer to the Company matching the terms of such loan agreement.

11.2	lNG and lNG Corporate Investments Participaties B.V. shall ensure that:

11.2.1	lNG Corporate Investments Participaties B.V. shall act as the sole authorised representative of lNG; and

11.2.2	in all cases the votes held by lNG shall be cast as a single block and not be split; and

11.2.3

without the prior approval of the other Parties to this Agreement (such approval not to be unreasonably withheld), the percentage of shares held by lNG Corporate Investments Participaties B.V. in the issued and outstanding share capital of lNG shall not decrease below 50%; and

11.2.4	any transfer or issue of shares in lNG requires the prior approval (such approval not to be unreasonably withheld) of a Qualified Majority of the Investors (not including lNG).

Any of the other Parties to this Agreement or the Qualified Majority of the Investors (as the case may be) shall be deemed to have given its prior approval within the meaning of Article 11.2.3 or Article 11.2.4 (as the case may be) if it has not responded within fifteen (15) Business Days after receipt of a request for approval by lNG.

12.	CONFIDENTIALTIY

12.1

Subject to Article 12.3, each Party shall treat as strictly confidential all documents and information received or obtained as a result of entering into or performing this Shareholders’ Agreement which relates to (i) the provisions of this Shareholders’ Agreement (ii) the negotiations relating to this Shareholders’ Agreement (iii) the subject matter of this Agreement and the transactions contemplated by this Shareholders’ Agreement or (iv) the other Parties (for the purposes of this Article 12: expressly including the Company).

12.2

Subject to Article 12.3 from the date of this Shareholders’ Agreement until the end of a three year period following the date on which any Party has sold all of its Shares, such Parties shall not use, divulge or transmit to any one the Confidential Information.

12.3	Each Party may disclose information which would otherwise be Confidential Information, if and to the extent:

(a)	required by the law of any relevant jurisdiction;

(b)	required by any securities exchange or regulatory or governmental body to which either Party is subject or wherever situated;

(c)	made to any competent court or arbitral tribunal by a party alleging a violation of this Shareholders’ Agreement;

(d)

disclosed to managers, officers, employees, members of investment committees. professional advisors, auditors and bankers of each Party, provided they agree to be bound by the confidentiality of such information;

(e)	the information has come into the public domain through no fault of that Party; or

(f)	the information was previously known to it or disclosed to it through no fault of that Party.

12.4

The Parties are aware that GLSV investment pursuant to the Series A Subscription Agreement in the Company is in part refinanced by the German Kreditanstalt für Wiederaufbau (“KfW”). KfW, in return for agreeing to affect such refinance, requires under certain circumstances that its shares refinanced by KfW pro rata and held by GLSV may be pledged. KfW’s terms and conditions also include the requirement that KfW, the German BMWi or their respective appointees pursuant to §1 BHO (German Bundeshaushaltsordnung) and the German Bundesrechnungshof are granted the right to supervise the way funds are granted are employed. In order to comply with such requirement, the aforementioned are entitled to inspect the Company’s books and records and to generally demand information about the Company’s financial standing. The inspection and information rights as aforesaid may also be exercised I carried out by an auditor appointed by GLSV. The costs for such auditor are to be borne by GLSV who have been refinanced by KfW.

12.5

The Parties agree and acknowledge that ING may disclose Confidential Information to those entities directly holding shares in its share capital, provided that prior to disclosing Confidential Information to these entities:

12.5.1	the entities are informed by lNG of the confidential nature of the Confidential Information and shall agree to keep confidential the Confidential Information in accordance with this Article 12; and

12.5.2	lNG has disclosed the identity of these entities to the other Parties to this Agreement, and

12.5.3	the disclosure has been approved by the Company (such approval not to be unreasonably withheld)

12.6

The Parties agree and acknowledge that a Party may disclose in accordance with the provisions of this Article 12, Confidential Information (i) to those entities within its group that would fall within the definition of Authorised Transferee and to any of the investors in any of the Investors and if this disclosure is made pursuant to prescribed reporting requirements or (ii) if such disclosure is made in connection with a transfer of its entire shareholding. The Parties further agree and acknowledge that lNG may disclose in accordance with the provisions of this Article 12, Confidential Information to that certain party wishing to acquire fifty percent (50%) of its share capital, provided such party agrees to be bound towards the Company as to confidentiality and non-use of Confidential Information on terms similar to this Article 12.

13.	NOTICES AND OTHER ANNOUNCEMENTS TO PARTIES HERETO

13.1

Any notice or other communication under or in connection with this Shareholders’ Agreement shall be in writing and shall be delivered personally or sent by air mail prepaid recorded delivery or by facsimile or by email to the party due to receive the notice at the following addresses:

to the Investors:

Gilde Europe Food & Agribusiness Fund B.V.

Attn. Pieter van der Meer

Newtonlaan 91

3584 BP Utrecht

The Netherlands

Tel: +31 (0)30 219 25 36

Fax: +31 (0)30 219 25 96

Email: vandermeer@gilde.nl

The Global Life’ Science Ventures Fonds II GmbH & Co KG

Represented by its general partner THE GLOBAL LIFE SCIENCE VENTURES GMBH

Attn. Hanns-Peter Wiese

Von-der-Tann Strasse 3

D-80539 Munich

Germany

Tel +49 (0) 89 288 1510

Fax +49 (0) 89 288 15130

Email: HP.Wiese@glsv-vc.com

The Global Life Science Ventures Fund II Limited Partnership

Represented by its general partner GLOBAL LIFE SCIENCE VENTURES (GP)

1 Royal Plaza,

Royal Avenue,

St. Peter Port, Guernsey, GY1 2HL

Email: Steve.Yates@ipes.com

Matignon Développement 1, and FCPR AXA VENTURE FUND IV

Each represented by its management company AXA INVESTMENT MANAGERS PRIVATE EQUITY EUROPE

Attn. Glenn Richard

20 Place Vendöme

75001 Paris,

France

Tel: +33 (0)1 44 45 92 48/ +33 (0) 1 44 45 9274

Fax: +33 (0)1 44 45 93 06

Email: glenn.richard@axa-im.com

Van Herk Biotech B.V.

Attn. Drs. E. Esveld

Lichtenauerlaan 32

3062 ME Rotterdam

The Netherlands

Email: eesveld@vanherkgroep.nl

Gendi B.V.:

Attn. Jan Willem Nieuwenhuize

Bijlmerplein 888

Location D.02.041

1102 MG Amsterdam

The Netherlands

Tel: +31(0)20 652 3954

Fax: +31(0)20 652 3953

Email: jan.willem.nieuwenhuize@ing.nl

to Vlugtinvest B.V.:

Attn. Stef Koning

Naarderstraat 48

1251BD Laren

The Netherlands

Tel: +31 (0)35 539 3324

Fax: +31 (0)6 539 3327

Email: s.koning@breedinvest.nl

to P.H.C.J. Van Doorne:

Herdersweg 22

1251 ER Laren

The Netherlands

Email: doorhart@euronet.nl

to B.H.R. Hiltermann:

Diepsmeerweg 32

1749 AZ Warmenhuizen

The Netherlands

Email: boudewijnhiltermaon@hotmail.com

C.M.G. Huijskes

Joelaan 1

1217 GG Hilversum

The Netherlands

Email: chuyskes@egeria.nl

Debioinnovation SA

Attn. T. Mauvernay

CP 187

1752 Villars-sur-Glâne

Switzerland

Email: tmauveroay@debiopharm.com

With a copy to:

Debiopharm SA

Attn. Director, Service Legal Affairs

Chemin de Messidor 5-7

1006 Lausanne

Switzerland

Fax: +41 21 321 01 78

Norgine B.V.

Attn. Peter Stein

Hogehilweg 7

1101 CA, Amsterdam ZO

The Netherlands

Email: pstein@norgine.com

DHAM N.V. (Korys)

Attn. Thomas Vanhoutte

A. Vaucampslaan 42

1654 Huizingen

Belgium

Email: thomas.vanhoutte@korys.be

Stichting Vogelgezang

Attn. Wiet Pot

Eisenhowerlaan 124

2517 KM The Hague

The Netherlands

Hartwig Houdstermaatschappij B.V.

Attn. Rob Defares

Strawinskylaan 377

1077 XX Amsterdam

The Netherlands

C. Goddard

30 Allenby Drive

Northport, New Yolk 11768

United States of America

email: c.goddard528@gmail.com

Pietro Scalfaro

C.P. 21, Rue du Temple 14

CH-1096 Cully

Switzerland

Email: pscalfar@bluewin.ch

Henk Brulleman

Hoge Weidelaan 20

2275 TL Voorburg

The Netherlands

Email: henk@brulleman.nl

to SFN:

Stichting Fondsen Nederlands Kankerinstituut

Attention: M. Brocken

Plesmanlaan 121

1066CX Amsterdam

email: m.brocken@nki.nl

to Schmidt:

Kurt Schmidt

Brouwersgracht 232c

1013 HE Amsterdam

email: kurt.schmidt@veresis.com

to the Founders:

Dr. Sixt Holding B.V.

Dr. Bernhard M. Sixt

Jozef lsraelslaan 4B

2596 AP’s-Gravenhage

with a copy to fax +31 (0)70 324 3964

email: Bemhard@drsixt.com

L. Van 't Veer Holding B.V.

Dr. Laura J. van’t Veer

Brouwersgracht 192 G

1013 HC Amsterdam

email: l.vt.veer@nki.nl

R. Bernards Holding B.V.

Prof. Dr. René Bernards

Koningsvaren 37

1391 AD Abcoude

email: r.bernards@nki.nl

to the Company:

Agendia N.V.

Attn. Board of Management

Science Park 406

1098 XH Amsterdam

The Netherlands

13.2	In the absence of evidence of earlier receipt, any notice or other communications shall be deemed to have been duly given:

13.2.1	if delivered personally, when left at address referred to in Article 13.1;

13.22	if sent by airmail, six (6) days after posting it; and

13.2.3	if sent by facsimile; one hour after its dispatch when clearly received in full.

13.3	Either party may change its address for the pwpose of this Shareholders’ Agreement by giving notice of the change to the other Parties pursuant to the provisions of this Article 13.

14.	PARTIAL INVALIDITY

In the event that one or more provisions of this Shareholders’ Agreement appear to be non-binding, the other provisions of this Shareholders’ Agreement will continue to be effective. The Parties are obliged to replace the non-binding clauses with other clauses that are binding, in such a way that the new clauses differ as little as possible from the non-binding clauses, taking into account the object and the pwpose of this Shareholders’ Agreement.

15.	WAIVER OF RIGHT TO DISSOLUTION

Parties hereto waive their right to seek dissolution (ontbinding) or annulment (vernietiging) of this Shareholders’ Agreement.

16.	MISCELLANEOUS PROVISIONS

16.1

This Shareholders’ Agreement shall cease to bind a Party if and when it ceases to be a Shareholder, in both cases subject to the other Parties’ accrued rights and obligations at such time, which shall not be affected.

16.2

The Parties shall at all times use their voting rights in the Company (and its subsidiaries, if any) and take all other steps that are within their power to procure that full effect is given to the terms of this Shareholders’ Agreement.

16.3	This Shareholders’ Agreement, including the provisions of this Article 16.3, may only be amended or varied by an instrument in writing signed by or and on behalf of all the Parties from time to time.

16.4

If any Party is obliged to pay a certain sum of money to another Party pursuant to the provisions of this Shareholders’ Agreement and such sum is not paid on the due date of payment, interest shall accrue and be payable from the due date of the payment to the date of payment in full at a rate equal to the Dutch statutory rate applicable as per that moment.

16.5	For the avoidance of doubt, any of the obligations of the Founders under this Agreement are not joint and several but pro rata their shareholding.

17.	APPLICABLE LAW AND CHOICE OF FORUM

17.1	The laws of The Netherlands are applicable to this Shareholders’ Agreement and any further agreements resulting there from.

17.2

Any disputes arising out of this Shareholders’ Agreement, including disputes conceming the existence and validity thereof, and any further agreements resulting therefrom. which cannot be settled amicably, shall be resolved exclusively by the competent courts of Amsterdam, The Netherlands.

This Shareholders’ Agreement is made on the day and year first written above and may be signed in counterparts which. when taken together, shall constitute one and the same document.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE TO FOLLOW]

On behalf of GILDE EUROPE FOOD & AGRIBUSINESS FUND B.V.

/s/ P.H. van der Meer	/s/ Marc Olivier Perret
By: P.H. van der Meer Title: Managing Director	By: Marc Olivier Perret Title: Managing Director

On behalf of THE GLOBAL LIFE SCIENCE VENTURES FONDS II GMBH & CO KG, represented by its General Partner The Global Life Science Ventures GmbH	On behalf of THE GLOBAL LIFE SCIENCE VENTURES FUND II LIMITED PARTNERSHIP, represented by its General Partner Global Life Science Ventures (GP) Limited

/s/ Hanns-Peter Wiese	/s/ Barry McCloy
By: Hanns-Peter Wiese Title:	By: Barry McCloy Title: Director

On behalf of FCPI AXA PLACEMENT INNOVATION III, represented by its management company AXA Investment Managers Private Equity Europe	On behalf of FCPR AXA VENTURE FUND IV. represented by its management company AXA Investment Managers Private Equity Europe

/s/ Alan Richard	/s/ Alan Richard
By: Alan Richard Title: Director	By: Alan Richard Title: Director

On behalf of Stichting Fondsen Nederlands Kankerinstituut

/s/ Dick S. Bambre By: Dick S. Bambre Title: Boardmember

/s/ E.G.A. Esveld
By: E.G.A. Esveld Title:

On behalf of Vlugtinvest B.V. its managing director Hoomsche Broeder B.V.

/s/ R.E. Palmer By: R.E. Palmer Title: Director

/s/ S.G. Koning By: S.G. Koning Title: Director

/s/ M. Hopman	/s/ J.W. Nieuwenhuis
By: M. Hopman Title: Director	By: J.W. Nieuwenhuis Title: Jr. Investment Manager

P.H.C.J. Van Doorne	B.H.R. Hilterman

/s/ P.H.C.J Van Doorne	/s/ B.H.R Hilterman

C.M.G. Huijskes

/s/ C.M.G. Huijskes

On behalf of Debioinnovation SA

/s/ Thierry Mauvernay
By: Thierry Mauvernay Title: Delegate of the Board

On behalf of Norgine B.V.

/s/ Peter Stein
By: Peter Stein Title: Director

On behalf of DHAM N.V.

/s/ Gabriels Sofie
By: Gabriels Sofie Title: Director

On behalf of Stichting Vogelgezang

/s/ JH Wolkers	/s/ EHM Vehmeijer
By: JH Wolkers Title: Director	By: EHM Vehmeijer Title: Director

On behalf of Hartwig Houdstermaatschappij B.V.

/s/ Rob Defares
By: Rob Defares Title: Director

C. Goddard /s/ C. Goddard
P. Scalfaro
/s/ P. Scalfaro
H. Brulleman
/s/ H. Brulleman
K. Schmidt
/s/ K. Schmidt

On behalf of Dr. Sixt Holding B.V.	Solely for the purpose of Article 1.3, 10 and 12

/s/ Dr. B.M. Sixt	/s/ Dr. B.M. Sixt
By: Dr. B.M. Sixt Title: managing director	By: Dr. B.M. Sixt

On behalf of R. Bernards Holding B.V.	Solely for the purpose of Article 1.3. 10 and 12.

/s/ Prof. dr. R. Bernards	/s/ Prof. dr. R. Bernards
By: Prof. dr. R. Bernards	By: Prof. dr. R. Bernards
Title: managing director

On behalf of L. Van’t Veer Holding B.V.	Solely for the purpose of Article 1.3. 10 and 12.

/s/ Dr. L. J. van’t Veer	/s/ Dr. L.J. van’t Veer
By: Dr. L.J. van’t Veer	By: Dr. L.J. van’t Veer
Title: managing director

Solely for the purpose of Article 11.2 On behalf of ING Corporate Investments Participaties B.V. its managing director ING Corporate Investments B.V. its managing director

/s/ M. Hopman
By: M. Hopman Title: managing director

Exhibit 2 - Decision Making

(A)	The following matters require the approval of at least 2/3 (two thirds) of the votes cast at a General Meeting of Shareholders:

(1)

Any sale or transfer by the Company or any subsidiary of the Company of all or substantially all of its assets to a third party and any sale or transfer of any material business or material division or of any material rights, assets, clinical programs or intellectual property.

(2)	Any merger or de-merger of the Company or any subsidiary of the Company with another entity that is not part of the Company’s group.

(3)

Any acquisition, divestment or encumbrance by the Company or by any subsidiary of the Company of any asset with a value in excess of EUR 500,000 in a single transaction or a series of related transactions.

(4)	Any liquidation or winding up of the Company or any material subsidiary of the Company.

(5)	Any amendment to the Articles of Association.

(6)	Any payment of dividends or other distribution on Shares.

(7)

Any redemption, repurchase or acquisition of any Shares or other equity securities of the Company, other than repurchases of Shares or other equity securities of the Company pursuant to any existing plans or agreements.

(8)

Any issuance of Shares, granting options to acquire Shares, any issuance of a new class of shares or any other securities convertible into Shares or equity securities of the Company and any exclusion of pre-emption rights with respect to Shares and any issue of shares, options, warrants or other equity securities by any subsidiary of the Company, except to the Company or to a wholly-owned subsidiary of the Company.

(9)	Any increase or decrease in the number of members of the Supervisory Board.

(10)

Any unbudgeted incurrence of any borrowing or debt by the Company or any subsidiary of the Company in excess of EUR 500,000 or providing any guarantee or security rights by the Company or any subsidiary of the Company for any borrowing or debt in excess of EUR 500,000, in each case in a single transaction or a series of related transactions.

(11)	An initial public offering or listing of the Shares or of shares in any subsidiary of the Company and the appointment of a lead underwriter in connection with such initial public offering or listing.

(B)	The following matters require the approval of the Supervisory Board:

(12)	Any appointment or dismissal of any member of the Management Board.

(13)	The determination of, and any amendment to. the remuneration of any member of the Management Board.

(14)

Any sale or transfer by the Company or any subsidiary of the Company of all or substantially all of its assets to a third party and any sale or transfer of any material business or material division or of any material rights, assets, clinical programs or intellectual property.

(15)	Any merger or de-merger of the Company or any subsidiary of the Company with another entity that is not part of the Company’s group.

(16)

Any acquisition, divestment or encumbrance by the Company or by any subsidiary of the Company of any asset with a value in excess of EUR 500,000 in a single transaction or a series of related transactions.

(17)	Any liquidation or winding up of the Company or any material subsidiary of the Company.

(18)

Any redemption, repurchase or acquisition of any Shares or other equity securities of the Company, other than repurchases of Shares or other equity securities of the Company pursuant to any existing plans or agreements.

(19)

Any issuance of Shares, granting options to acquire Shares, any issuance of a new class of shares or any other securities convertible into Shares or equity securities of the Company and any exclusion of pre-emption rights with respect to Shares and any issue of shares, options, warrants or other equity securities by any subsidiary of the Company, except to the Company or a wholly-owned subsidiary of the Company.

(20)

Any unbudgeted incurrence of any borrowing or debt by the Company or any subsidiary of the Company in excess of EUR 500,000 or providing any guarantee or security rights by the Company or any subsidiary of the Company for any borrowing or debt in excess of EUR 500,000, in each case in a single transaction or a series of related transactions.

(21)	Any unbudgeted transaction entered into by the Company or any subsidiary of the Company in excess of EUR 500,000.

(22)	The adoption of, and any change or amendment to, the Budget.

(23)	Any instigation or settlement of any litigation or arbitration proceedings by the Company or any subsidiary of the Company involving an amount exceeding EUR 500,000.

(24)	An initial public offering or listing of the Shares or of shares in any subsidiary of the Company and the appointment of a lead underwriter in connection with such initial public offering or listing.

32

Exhibit 3; Letter SFN

dated 12 Angust 2003, as amended on any subsequent date

33

Exhibit 4. Capitalisation Table